Filed by US LEC Corp.

(Commission File No.: 0-24061)

Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US LEC Corp.

Commission File No.: 333-138594

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, by and among US LEC Corp. ("US LEC"), PAETEC Corp. ("PAETEC"), WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC ("PAETEC Holding Corp."), WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of PAETEC Holding Corp., and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of PAETEC Holding Corp.

FOR IMMEDIATE RELEASE

Media Contact:	Corporate Contact:	Investor Contact:
Marisa Puthoff	Paul Wilson	James Stawski
Edelman Public Relations	US LEC	US LEC
404-262-3000	704-319-6875	704-319-1189
marisa.puthoff@edelman.com	pwilson@uslec.com	jstawski@uslec.com

US LEC APPOINTS TANSUKH V. GANATRA INTERIM CEO

November 28, 2006 – Charlotte, NC - US LEC Corp. (Nasdaq: CLEC) announced today that Tansukh V. Ganatra, US LEC Corp.’s Co-founder, past CEO and a member of the Board of Directors, has been named interim CEO to replace Aaron Cowell, who will leave US LEC effective December 4th, 2006. Mr. Cowell’s departure was expected with an anticipated year-end US LEC/PAETEC merger closing. The merger is now expected to close in the first quarter of 2007. US LEC’s Board of Directors has chosen Mr. Ganatra to assume his past role as CEO, on an interim basis, as the Company moves quickly toward completing the planned merger with PAETEC Corp. Since the merger announcement in August 2006, Mr. Ganatra has been actively involved in the design, evaluation, scheduled implementation and financial impact of the combined US LEC/PAETEC integration plans.

US LEC’s Chairman and Co-founder, Richard T. Aab, stated “We believe that given the new company’s S-4 filing on November 13, 2006, Mr. Ganatra’s knowledge of this process and operating expertise will enable the companies to begin implementing those plans in a highly efficient manner as US LEC moves to close the merger in the first quarter 2007.”

In commenting on the announcement, Aab continued, “Mr. Ganatra and Mr. Chesonis, PAETEC Corp.’s and the soon-to-be-merged entity’s Chairman and CEO, have a working relationship and friendship that spans over 20 years. Mr. Chesonis is very supportive of Mr. Ganatra serving as interim CEO of US LEC. Mr. Chesonis told me that he looked forward to working with his old friend to complete the planned merger and integration process.” Mr. Ganatra will be a board member of the new PAETEC Holding Corp. Mr. Aab further stated, “Aaron Cowell has been an integral part of US LEC’s senior management team since the company’s beginning. His leadership made significant contributions through some very challenging times in our industry’s recent past and helped grow US LEC to become a leading telecommunications carrier. We wish him well in his future endeavors.”

Mr. Ganatra (62) co-founded and became a Director of US LEC in 1996 and was the company’s President and Chief Operating Officer from 1996-1999, when he became Chief Executive Officer. He retired as CEO in December 2001 and is a member of US LEC’s Board of Directors.

About US LEC

Based in Charlotte, N.C., US LEC is a full-service provider of IP, data and voice solutions to medium and large businesses and enterprise organizations throughout 16 eastern states and the District of Columbia. US LEC offers advanced, IP-based, data and voice services such as MPLS VPN and Ethernet, as well as comprehensive Dynamic TSM VoIP-enabled services and features. The Company also offers local and long distance services and data services such as frame relay, Multi-Link Frame Relay and ATM. US LEC provides a broad array of complementary services, including conferencing, data backup and recovery, data center services and Web hosting, as well as managed firewall and router services for advanced data networking. US LEC also offers selected voice services in 27 additional states and provides enhanced data services, selected Internet services and MegaPOP(R) (local dial-up Internet access for ISPs) nationwide. For more information about US LEC, visit www.uslec.com.

Except for the historical information contained herein, this release contains forward-looking statements, subject to uncertainties and risks, including the demand for US LEC's services, the ability of the Company to introduce additional products, the ability of the Company to successfully attract and retain personnel, competition in existing and potential additional markets, uncertainties regarding its dealings with ILECs and other telecommunications carriers and facilities providers, regulatory uncertainties, the possibility of adverse decisions related to reciprocal compensation, as well as the Company's ability to begin operations in additional markets. These and other applicable risks are summarized in the "Caution Regarding Forward-Looking Statements" and "Risk Factors" sections and elsewhere in the Company's Annual Report on Form 10-K for the period ended December 31, 2005, and in subsequent reports, which are on file with the Securities and Exchange Commission.

US LEC is a registered service mark of US LEC Corp. US LEC and Design (R) is a registered service mark and trademark of US LEC Corp. StarNet(TM) and MegaPOP(R) are service marks of US LEC Corp.

Additional Information About this Transaction

PAETEC Holding Corp. has filed with the Securities and Exchange Commission a registration statement (File No.: 333-138594) that contains a preliminary proxy statement of US LEC and PAETEC and a preliminary prospectus of PAETEC Holding Corp. regarding the proposed merger transaction between US LEC and PAETEC, as well as other relevant documents concerning the proposed transaction. The registration statement is filed under the name WC Acquisition Holdings Corp. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about US LEC, PAETEC and PAETEC Holding Corp., and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC and PAETEC prior to their stockholder meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by PAETEC Holding Corp. with the Securities and Exchange Commission at the Securities and Exchange

Commission's web site at http://www.sec.gov and may also obtain free copies of the proxy statement (when it becomes available) by writing to US LEC Corp., Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, Attention: Investor Relations or by telephoning us at (704) 319-1189.

Information regarding the identity of persons who may, under the Securities and Exchange Commission's rules, be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transaction, and their interests in the solicitation, are set forth in the preliminary proxy statement that has been filed by US LEC with the Securities and Exchange Commission and contained in the registration statement that has been filed by PAETEC Holding Corp. with the Securities and Exchange Commission.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

-END-